Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: New Starship Parent, Inc.

Subject Company: FTAC Olympus Acquisition Corp.

SEC File No.: 001-39469

Payoneer Inc. may post communications similar to the below from time to time on the company’s social media platforms.

PROTOCOL | FINTECH

How Payoneer's CEO decided to go public via Betsy Cohen's SPAC

Every year, Cohen would call Scott Galit and say: "Are you ready now?"

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Payoneer

Payoneer is going public. | Image: Igor Golovniov/Getty Images

Benjamin Pimentel February 17, 2021

Scott Galit helped IPO famous names such as eBay and GeoCities during the dot-com boom in the '90s. This time, he's taking a different path to the public markets.

The route that Galit, a former banker and now CEO of Payoneer, chose for the online money transfer and payments company is much more on-trend in 2021. The roughly 16-year-old, New York-based fintech announced two weeks ago on Feb. 3 that it was going public via a special purpose acquisition company — or SPAC — led by Betsy Cohen. The deal with Cohen's SPAC, FTAC Olympus Acquisition Corp, values Payoneer at $3.3 billion.

SPACs became a popular way to the public markets in 2020, and the fintech sector is proving to be no exception. Last week, MoneyLion also said it was going public via a SPAC led by Fusion Acquisition Corp. SoFi announced last month that it was taking a similar route via a SPAC led by Chamath Palihapitiya.

Galit described the recent SPAC wave as "much more of a 2020 phenomenon." But he'd been studying and seriously considering the option for years, he said. Along the way, Galit got much-needed guidance and insight from Cohen, the legendary founder and former CEO of The Bancorp Bank, who has become one of the leading SPAC investors.

In an interview with Protocol, Galit and Cohen recalled their journey to a SPAC partnership.

Galit talked about his initial reluctance to take Payoneer public and why in 2020 he and his team decided it was time. Cohen, meanwhile, recalled her persistence, and how every year over the past few years she would ask Galit if he was ready to go public.

In the fall of 2020, when COVID-19 was upending the fintech industry, the Payoneer CEO finally said yes.

This interview has been edited for clarity and brevity.

Betsy Cohen, FTAC chair and Bancorp founder Photo: Payoneer

Can you talk about the discussions that led to the decision to go public?

Scott Galit: It's something that, for a long time, I was kind of resistant to. We were more focused on just heads-down executing on our business. Early in 2020, we as a board started to talk about moving towards the public markets. We still had all the IPO readiness that we'd already been doing so we really gearing up from an infrastructure perspective to be able to act as a public company.

Then COVID hit. We kind of went sideways for a while as we tried to figure out what was happening in the world, what was happening with our business. As things started to come back online and we started to feel more confident, we actually decided: "All right, let's go raise some capital and just put a bit more gas in the tank."

How did the idea of going public via a SPAC come up?

Betsy Cohen: I've been doing this now for since the beginning of 2015. So for me, it was not a new gig. Every year, I would call Scott and say, "Are you ready now?"

Fortunately for all of us, he used the kind of discipline that we wish all business leaders would exert to really measure the right time for the business, not only from a corporate infrastructure [perspective but also] from the standpoint of being able to be comfortable with projected growth. Because obviously the SPAC is structured and designed to be able to communicate with investors [about] the forward look of the company.

I think COVID was important. It stands out particularly at Payoneer that COVID tested not only the businesses and the business models, but also the executives. To the extent that what you have was the laboratory [and] someone looking in from the outside to see: Can this guy work under pressure? What will he do if something goes wrong? We got an opportunity to see how — not flawlessly, I'm sure there's flaws, but almost flawlessly — Payoneer acted in terms of identifying the opportunities and moving forward through the stresses.

Galit: Betsy has done such a good job with SPACs and, as we've kept in touch over the years, SAPCs have been in my mind for years as a result of that. I didn't really become aware of the recent surge of SPACs. That was much more of a 2020 phenomenon. It was just more good fortune than anything that I've known Betsy as long as I have that she's been as good and consistent as she's been at keeping in touch. It kept [SPACs] front-of-mind for us as a viable option.

Can you break that down for me? As you said, the SPAC has really been a 2020 phenomenon. What were the advantages that you saw?

Galit: I'll start, but Betsy, [it's] something that you can talk about more.

Cohen: I do talk about it on a regular basis. [*Laughs*.]

Galit: For me, it all starts with: You have to be prepared to be a public company. Becoming public is the beginning, the major next part of the journey. It's not an end. It's a new beginning. There were a few things that were really important in the way we thought about it. One was our ability to get the pricing and the certainty of the deal more solidified upfront as opposed to [at] the end of the process.

[Another] was our ability to use projections with the kind of choppiness and noise in 2020, [and] being in a position where we could share forward numbers, and actually be able to use that as a way to explain what we're doing.

A third was the size of the capital pool that was available, something that was very attractive for us and allowed us to actually do more and put us in a position to be able to more actively put the foot on the gas and further accelerate what we're doing.

All of those wouldn't have mattered if we didn't have the right partner. And so ultimately that's kind of the non-negotiable foundational part of all of it. We were thrilled to be able to work with Betsy.

Betsy, you said that you always have to explain SPACs. What are some of the common questions you have to answer?

Cohen: One is: How do you spell SPAC? [*Laughs*.] I think that people don't always grasp the concept that a SPAC is really an emergent structure which requires a company to provide a forward look, and to engage deeply with prospective investors throughout the process. The underpinnings of the investor base are really institutional investors who are looking for the opportunity to enter the cycle of a company that's growing at a point of inflection, where they can hold that stock through a growth cycle, maybe a two-to-five-year growth cycle.

That is very different from an IPO. An IPO is market-timed. It takes a lot longer. It engages with people who are focused absolutely on price to the retail market. The calculations are very different. And the engagement with your shareholders is very different before and after the conclusion of the transaction.

You said you were constantly asking Scott, "Are you ready?" Can you recall that moment when he said, "OK, let's do this?"

Cohen: When I called Scott, I guess it was in the fall of 2020, and [I] said, "Are you ready?" I could hear that there was a much greater response. He said "Let's talk about it," which gave me the signal that he had thought through the idea of becoming a public company. So I said, "Let's talk about what it might look like." And it evolved into a conversation.

Galit: Exactly right.

Payoneer CEO Scott Galit Photo: Payoneer

What were your main concerns? Scott, you said you were hesitant at first.

Galit: I used to take companies public. When you're running a company in the public markets, and you're not ready from a mindset perspective, from an organizational perspective, it can impact the way you make decisions. It can impact the time horizon for investment, the orientation of the people in the team.

I've seen companies in the past that went public, and all of a sudden they're faced with different pressures. They have to make shorter-term decisions. I really wanted to make sure that we would be ready for that. So far, what's been great is investors are excited about our long-term view and our long-term approach and the broad kind of secular trends that we're playing into. We've been EBITDA profitable since 2012 through 2020, even with COVID last year. But we're communicating to the market that we're gonna lose money now in 2021 and 2022. Folks have been enthusiastically supportive of that because they see the potential and they see the long-term opportunity. So far, it's been terrific.

You said that you had taken some companies public. What were some important lessons from those IPOs?

Galit: Yeah, absolutely. I took eBay public in the' 90s. … I took GeoCities public.… The lessons that really stuck with me [are] about thinking about fundamentals and not getting too caught up in hype, thinking about really being ready because the penalty for really not being ready and missing is so high.

You've been watching Payoneer for years, Betsy. What was it that made you convinced that they had to go public or do an exit sooner than later?

Cohen: I understood this business. I could really feel that this was an opportunity when the company could really break out.They had all the things lined up. Scott had been enormously methodical and disciplined.

I must say that I give great kudos to the [Payoneer] board of directors, who could have pushed Scott a lot harder in terms of returning money. But they had: one, respect, and two, terror that he might leave. [*Laughs*.] In a good sense they understood and valued his view of the company, and were willing to allow the growth to be incremental over the years. You don't find that in every company.

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Benjamin Pimentel
Benjamin Pimentel (@benpimentel) covers fintech from San Francisco. He has reported on many of the biggest tech stories over the past 20 years for the San Francisco Chronicle, Dow Jones MarketWatch and Business Insider, from the dot-com crash, the rise of cloud computing, social networking and AI to the impact of the Great Recession and the COVID crisis on Silicon Valley and beyond. He can be reached at bpimentel@protocol.com or via Signal at (510)731-8429.

Important Information and Where to Find It

In connection with the definitive agreement and plan of reorganization (the “Reorganization”) between Payoneer Inc. (“Payoneer”) and FTAC Olympus Acquisition Corp. (“FTOC”), New Starship Parent Inc. (“New Starship”) filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement / prospectus on February 16, 2021 and will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

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Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in these materials under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the SEC on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests are set forth in the proxy statement/ prospectus filed with the SEC on February 16, 2021. These documents can be obtained free of charge from the sources indicated above.

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